AMENDED AND RESTATED ADVERTISING REPRESENTATION AGREEMENT

Exhibit 10.8

Amended and Restated Advertising Representation Agreement, dated as of February 14, 2003, between CanWest Media Sales Limited and Brantford Expositor Group Inc.

Amended and Restated Advertising Representation Agreement, dated as of February 14, 2003, between CanWest Media Sales Limited and Flamborough Review Newspaper Inc.

Amended and Restated Advertising Representation Agreement, dated as of February 14, 2003, between CanWest Media Sales Limited and Niagara Newspaper Group Inc.

Amended and Restated Advertising Representation Agreement, dated as of February 14, 2003, between CanWest Media Sales Limited and Peninsula Newspaper Group Inc.

Amended and Restated Advertising Representation Agreement, dated as of February 14, 2003, between CanWest Media Sales Limited and Southern Ontario Community Newspaper Group Inc.

Amended and Restated Advertising Representation Agreement, dated as of February 14, 2003, between CanWest Media Sales Limited and St. Catharines Standard Group Inc.